UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Dillard’s Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

254067101

(CUSIP Number)

Peter G. Smith, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9100

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

March 17, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:[ ].

(Continued on following pages)

(Page 1 of 41 Pages)

SCHEDULE 13D
CUSIP No. 254067101		Page 2 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	656,030
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	656,030
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
656,030

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 3 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	656,030
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	656,030
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
656,030

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.92%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 4 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	434,307
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	434,307
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
434,307

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.61%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 5 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	434,307
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	434,307
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
434,307

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.61%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 6 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	1,144,532
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,144,532
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,144,532

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 7 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,144,532
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,144,532
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,144,532

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 254067101		Page 8 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	2,234,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,234,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,234,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.14%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 9 of 41 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	2,234,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,234,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,234,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.14%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 10 of 41 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	2,234,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	2,234,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,234,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.14%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 254067101		Page 11 of 41 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 12 of 41 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 13 of 41 Pages

1)	NAME OF REPORTING PERSON

Ronald J. Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 254067101		Page 14 of 41 Pages

1)	NAME OF REPORTING PERSON

Clinton Multistrategy Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	463,200
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
463,200

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
463,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.65%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 15 of 41 Pages

1)	NAME OF REPORTING PERSON

Clinton Special Opportunities Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	20,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
20,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 16 of 41 Pages

1)	NAME OF REPORTING PERSON

Clinton Magnolia Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,123,500
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,123,500

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,123,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.58%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 17 of 41 Pages

1)	NAME OF REPORTING PERSON

Clinton Lexington Master Fund, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	149,700
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
149,700

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,700

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 18 of 41 Pages

1)	NAME OF REPORTING PERSON

Clinton Group, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,756,400
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,756,400

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,756,400

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.47%

14)	TYPE OF REPORTING PERSON
IA, CO

SCHEDULE 13D
CUSIP No. 254067101		Page 19 of 41 Pages

1)	NAME OF REPORTING PERSON

George E. Hall

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,756,400
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,756,400

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,756,400

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.47%

14)	TYPE OF REPORTING PERSON
IN

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2008, as amended by that certain Amendment No. 1 filed with the SEC on March 4, 2008 (collectively, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Dillard’s Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.	Identity and Background.

The second paragraph of Item 2 (a) - (c) of the Statement is hereby amended and restated as follows:

As of March 18, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 4,002,769 shares of Common Stock, representing approximately 5.63% of the shares of Common Stock presently outstanding based upon the 71,155,347 shares of Common Stock reported by the Company to be issued and outstanding as of December 1, 2007 in its Form 10-Q filed with the SEC on December 5, 2007 (the “Issued and Outstanding Shares”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 79,550 shares of Common Stock and 300,000 shares of Common Stock subject to presently exercisable American-style call options. The amount of funds expended for purchases of Common Stock was approximately $1,320,530.00 by Clinton Magnolia Master Fund, Ltd. The amount of funds expended for purchases of presently exercisable American-style call options to acquire Common Stock was approximately $41,745.06 by Barington Companies Equity Partners, L.P., $27,546.06 by Barington Investments, L.P. and $72,698.88 by Barington Companies Offshore Fund, Ltd.

All purchases of Common Stock and presently exercisable American-style call options to acquire Common Stock by the Reporting Entities since the filing of the Statement were made in open market transactions. All such purchases of Common Stock and presently exercisable American-style call options to acquire Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. All transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, shares of Common Stock subject to listed American-style call and put options, are set forth in the Schedule attached hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.
Item 4 of the Statement is hereby amended and supplemented as follows:

On March 17, 2008, Barington delivered to the Secretary of the Company a letter dated March 17, 2008 (the “Nomination Letter”) notifying the Company of Barington’s intention to nominate four (4) persons for election to the Board of Directors of the Company at the 2008 Annual Meeting of Stockholders of the Company. A copy of the Nomination Letter is attached as Exhibit 99.5 hereto and incorporated herein by reference. The foregoing description of the Nomination Letter is qualified in its entirety by reference to such exhibit.

On March 19, 2008, Barington Capital Group, L.P., an affiliate of Barington, issued a press release announcing Barington’s intention to nominate four (4) persons for election to the Board of Directors of the Company at the 2008 Annual Meeting of Stockholders of the Company. A copy of the press release is attached as Exhibit 99.6 hereto and incorporated herein by reference. The foregoing description of the press release is qualified in its entirety by reference to such exhibit.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a) – (b) As of March 18, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 656,030 shares of Common Stock, which includes 88,200 shares of Common Stock subject to call options, representing approximately 0.92% of the Issued and Outstanding Shares. As of March 18, 2008, Barington Investments, L.P. beneficially owns 434,307 shares of Common Stock, which includes 58,200 shares of Common Stock subject to call options, representing approximately 0.61% of the Issued and Outstanding Shares. As of March 18, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 1,144,532 shares of Common Stock, which includes 153,600 shares of Common Stock subject to call options, representing approximately 1.61% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 656,030 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 88,200 shares of Common Stock subject to call options, representing approximately 0.92% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 434,307 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 58,200 shares of Common Stock subject to call options, representing approximately 0.61% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 1,144,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 153,600 shares of Common Stock subject to call options, representing approximately 1.61% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 656,030 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 434,307 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,144,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,234,869 shares of Common Stock, including an aggregate of 300,000 shares of Common Stock subject to call options, representing approximately 3.14% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 656,030 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 434,307 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,144,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,234,869 shares of Common Stock, including an aggregate of 300,000 shares of Common Stock subject to call options, representing approximately 3.14% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 656,030 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 434,307 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,144,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 2,234,869 shares of Common Stock, including an aggregate of 300,000 shares of Common Stock subject to call options, representing approximately 3.14% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 656,030 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., which includes 88,200 shares of Common Stock subject to call options, the 434,307 shares of Common Stock beneficially owned by Barington Investments, L.P., which includes 58,200 shares of Common Stock subject to call options, and the 1,144,532 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., which includes 153,600 shares of Common Stock subject to call options. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of March 18, 2008, RJG Capital Partners, L.P. beneficially owns 11,500 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 11,500 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of March 18, 2008, Clinton Multistrategy Master Fund, Ltd. beneficially owns 463,200 shares of Common Stock, representing approximately 0.65% of the Issued and Outstanding Shares. As of March 18, 2008, Clinton Special Opportunities Master Fund, Ltd. beneficially owns 20,000 shares of Common Stock subject to call options, representing approximately 0.03% of the Issued and Outstanding Shares. As of March 18, 2008, Clinton Magnolia Master Fund, Ltd. beneficially owns 1,123,500 shares of Common Stock, representing approximately 1.58% of the Issued and Outstanding Shares. As of March 18, 2008, Clinton Lexington Master Fund, L.P. beneficially owns 149,700 shares of Common Stock, representing approximately 0.21% of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd. and Clinton Lexington Master Fund, L.P., Clinton Group, Inc. may be deemed to beneficially own the 463,200 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd., the 1,123,500 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. and the 149,700 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P., constituting an aggregate of 1,756,400 shares of Common Stock, including an aggregate of 20,000 shares of Common Stock subject to call options, representing approximately 2.47% of the Issued and Outstanding Shares. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall may be deemed to beneficially own the 463,200 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd., the 1,123,500 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. and the 149,700 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P., constituting an aggregate of 1,756,400 shares of Common Stock, including an aggregate of 20,000 shares of Common Stock subject to call options, representing approximately 2.47% of the Issued and Outstanding Shares. By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd. and Clinton Lexington Master Fund, L.P., Clinton Group, Inc. has the power to vote or direct the voting, and to dispose or direct the disposition, of the 463,200 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd., the 1,123,500 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., and the 149,700 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P. By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Clinton Group, Inc. has voting power or dispositive power. Accordingly, Clinton Group, Inc. and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to the 463,200 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 20,000 shares of Common Stock subject to call options beneficially owned by Clinton Special Opportunities Master Fund, Ltd., the 1,123,500 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., and the 149,700 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P. Mr. Hall disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(c) Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, with respect to shares of Common Stock subject to listed American-style call and put options, is set forth in the Schedule attached hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The Clinton Magnolia Master Fund, Ltd. currently has a short economic exposure to 49,500 shares of Common Stock through a cash settled equity swap, the counterparty to which is Morgan Stanley. This contract has a reference price of $16.157 and an expiration date of March 11, 2009. This contract does not give Clinton Magnolia Master Fund Ltd. direct or indirect voting, investment or dispositive control over any securities of the Company and does not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, Clinton Magnolia Master Fund Ltd. disclaims any beneficial ownership in any securities that may be referenced in such contract or that may be held from time to time by the counterparty.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 7.	Material to be Filed as Exhibits.

99.5	Letter dated March 17, 2008 from Barington to the Secretary of the Company.

99.6	Press Release issued by Barington Capital Group, L.P., dated March 19, 2008.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	March 19, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:	Barington Companies Investors, LLC, its general partner

By:/s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:	Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title: Managing Member

BARINGTON INVESTMENTS, L.P.

By:  Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:	Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:	Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:	Authorized Signatory

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:	Managing Member

BARINGTON CAPITAL GROUP, L.P.

By: LNA Capital Corp., its general

partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:	President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:	President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.

By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross

Name: Ronald J. Gross

Title: Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross

Name: Ronald J. Gross

Title:	Managing Member

/s/ Ronald J. Gross

Ronald J. Gross

CLINTON MULTISTRATEGY MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name: Francis Ruchalski

Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name: Francis Ruchalski

Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name: Francis Ruchalski

Title: Chief Financial Officer

CLINTON LEXINGTON MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name: Francis Ruchalski

Title: Chief Financial Officer

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski

Name: Francis Ruchalski

Title: Chief Financial Officer

/s/ George E. Hall

George E. Hall

SCHEDULE

This schedule sets forth information with respect to each purchase and sale of Common Stock and purchase and sale of listed American-style call and put options which were effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Options purchased and sold by Barington Companies Equity Partners, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/5/2008	Short Sell	Call	(29,400)	$20.00	8/15/2008	$1.0000	($29,400.00)
3/17/2008	Sell	Put	(24,900)	$17.50	3/22/2008	$1.7519	($43,622.31)
3/18/2008	Buy	Call	58,800	$17.50	3/22/2008	$0.2361	$13,882.68
3/18/2008	Buy	Call	29,400	$17.50	4/19/2008	$0.9477	$27,862.38
3/18/2008	Sell	Put	(32,300)	$17.50	3/22/2008	$1.0113	($32,664.99)
3/18/2008	Short Sell	Put	(29,400)	$15.00	5/17/2008	$1.0980	($32,281.20)

Options purchased and sold by Barington Investments, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/5/2008	Short Sell	Call	(19,400)	$20.00	8/15/2008	$1.0000	($19,400.00)
3/17/2008	Sell	Put	(16,500)	$17.50	3/22/2008	$1.7519	($28,906.35)
3/18/2008	Buy	Call	38,800	$17.50	3/22/2008	$0.2361	$9,160.68
3/18/2008	Buy	Call	19,400	$17.50	4/19/2008	$0.9477	$18,385.38
3/18/2008	Sell	Put	(21,400)	$17.50	3/22/2008	$1.0113	($21,641.82)
3/18/2008	Short Sell	Put	(19,400)	$15.00	5/17/2008	$1.0980	($21,301.20)

Options purchased and sold by Barington Companies Offshore Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/5/2008	Short Sell	Call	(51,200)	$20.00	8/15/2008	$1.0000	($51,200.00)
3/17/2008	Sell	Put	(43,500)	$17.50	3/22/2008	$1.7519	($76,207.65)
3/18/2008	Buy	Call	102,400	$17.50	3/22/2008	$0.2361	$24,176.64
3/18/2008	Buy	Call	51,200	$17.50	4/19/2008	$0.9477	$48,522.24
3/18/2008	Sell	Put	(56,300)	$17.50	3/22/2008	$1.0113	($56,936.19)
3/18/2008	Short Sell	Put	(51,200)	$15.00	5/17/2008	$1.0980	($56,217.60)

Options purchased and sold by Clinton Multistrategy Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/4/2008	Cover Short	Call	2,000	$17.50	3/22/2008	$0.2500	$500.00
3/5/2008	Short Sell	Call	(10,000)	$17.50	3/22/2008	$0.5000	$(5,000.00)
3/5/2008	Short Sell	Call	(10,000)	$17.50	4/19/2008	$0.9000	$(9,000.00)
3/18/2008	Cover Short	Call	40,000	$15.00	3/22/2008	$1.8811	$75,244.00
3/18/2008	Short Sell	Call	(20,000)	$17.50	4/19/2008	$1.0196	$(20,392.00)
3/18/2008	Short Sell	Call	(20,000)	$15.00	4/19/2008	$2.3650	$(47,300.00)

Shares sold by Clinton Special Opportunities Master Fund, Ltd.

Date	Number of Shares	Price per Share	Cost(*)
3/7/2008	(79,550)	$16.6000	$(1,320,530.00)

Options purchased and sold by Clinton Special Opportunities Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/4/2008	Short Sell	Call	(10,000)	$15.00	3/21/2008	$0.9250	$(9,250.00)
3/4/2008	Cover Short	Call	6,000	$17.50	3/22/2008	$0.2500	$1,500.00
3/5/2008	Short Sell	Call	(20,000)	$17.50	4/19/2008	$0.8380	$(16,760.00)
3/7/2008	Cover Short	Call	42,400	$17.50	3/22/2008	$0.6000	$25,440.00
3/7/2008	Cover Short	Call	20,000	$17.50	4/19/2008	$1.1000	$22,000.00

Shares purchased by Clinton Magnolia Master Fund, Ltd.

Date	Number of Shares	Price per Share	Cost(*)
3/7/2008	79,550	$16.6000	$1,320,530.00

Options purchased and sold by Clinton Magnolia Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/4/2008	Short Sell	Call	(10,000)	$15.00	3/21/2008	$0.9250	$(9,250.00)
3/4/2008	Cover Short	Call	6,000	$17.50	3/22/2008	$0.2500	$1,500.00
3/5/2008	Short Sell	Call	(10,000)	$15.00	3/21/2008	$1.2500	$(12,500.00)
3/5/2008	Short Sell	Call	(40,000)	$17.50	3/22/2008	$0.5000	$(20,000.00)
3/5/2008	Short Sell	Call	(20,000)	$17.50	4/19/2008	$0.8380	$(16,760.00)
3/6/2008	Short Sell	Call	(10,000)	$17.50	4/19/2008	$1.1000	$(11,000.00)
3/12/2008	Short Sell	Call	(30,000)	$17.50	4/19/2008	$1.1500	$(34,500.00)
3/18/2008	Cover Short	Call	30,000	$15.00	3/22/2008	$1.7575	$52,725.00
3/18/2008	Short Sell	Call	(50,000)	$17.50	4/19/2008	$0.9482	$(47,410.00)
3/18/2008	Short Sell	Call	(10,000)	$15.00	4/19/2008	$2.3400	$(23,400.00)

Options sold by Clinton Lexington Master Fund, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
3/4/2008	Short Sell	Call	(10,000)	$15.00	3/21/2008	$1.0000	$(10,000.00)
3/5/2008	Short Sell	Call	(10,000)	$15.00	3/21/2008	$1.2500	$(12,500.00)

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(*)	Excludes commissions and other execution-related costs